SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-1
                             (AMENDMENT NO. 3)
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                SCHEDULE 13D
                             (AMENDMENT NO. 5)

                                CONRAIL INC.
                         (Name of Subject Company)

                        NORFOLK SOUTHERN CORPORATION
                      ATLANTIC ACQUISITION CORPORATION
                                 (Bidders)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      SERIES A ESOP CONVERTIBLE JUNIOR
                     PREFERRED STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                               NOT AVAILABLE
                   (CUSIP Number of Class of Securities)

                            JAMES C. BISHOP, JR.
                        EXECUTIVE VICE PRESIDENT-LAW
                        NORFOLK SOUTHERN CORPORATION
                           THREE COMMERCIAL PLACE
                        NORFOLK, VIRGINIA 23510-2191
                         TELEPHONE: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              with a copy to:

                           RANDALL H. DOUD, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000



      This Amendment amends the combined Tender Offer Statement on Schedule 14D-1 initially filed on February 12, 1997, as amended, and the Schedule 13D initially filed on February 5, 1997, as amended (the "Combined Statement"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together constitute the "Second Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Combined Statement.

 ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented by the following:

      (a)(10) Customer Letter dated October 28, 1996 (incorporated by reference to Exhibit (a)(12) to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on October 30, 1996).

      (a)(11) Press Release issued by Parent on October 30, 1996, including Parent's Principles of Balanced Rail Competition (incorporated by reference to Exhibit (a)(13) to Parent's and Purchaser's Tender Offer Statement on
                  Schedule 14D-1, dated October 24, 1996, as amended on October 30, 1996).

      (a)(12)     Text of Testimony by James L. Granum, Vice
                  President-Public Affairs of Parent, before the joint New Jersey Assembly Transportation and Communications Committee and Senate Transportation Committee on February 24, 1997.

      (a)(13) Text of Information which may be distributed to certain Company shareholders.




                                   SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 1997

                                   NORFOLK SOUTHERN CORPORATION

                                   By: /s/ JAMES C. BISHOP, JR.
                                       ---------------------------
                                   Name:  James C. Bishop, Jr.
                                   Title: Executive Vice President-Law


                                  ATLANTIC ACQUISITION CORPORATION

                                  By: /s/ JAMES C. BISHOP, JR.
                                      -----------------------------
                                  Name:  James C. Bishop, Jr.
                                  Title: Vice President and General Counsel




                                 EXHIBIT INDEX

Exhibit
Number                  Description
-------                 -----------

(a)(10) Customer Letter dated October 28, 1996 (incorporated by reference to Exhibit (a)(12) to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on October 30, 1996).

(a)(11) Press Release issued by Parent on October 30, 1996, including Parent's Principles of Balanced Rail Competition (incorporated by reference to Exhibit (a)(13) to Parent's and Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 24, 1996, as amended on October 30, 1996).

(a)(12) Text of Testimony by James L. Granum, Vice President-Public Affairs of Parent, before the joint New Jersey Assembly Transportation and Communications Committee and Senate Transportation Committee on February 24, 1997.

(a)(13) Text of Information which may be distributed to certain Company shareholders.